Filed by Duke Energy Corporation
                                                     Commission File No. 1-4928
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934

                                            Subject Company: Deer Holding Corp.
                                                  Commission File No. 132-02302



OPEN FORUM                                                       May 26, 2005



Fowler Tells Employees to Stay Focused


Duke Energy President and Chief Operating Officer Fred Fowler reminded employees that the company has a lot of commitments to keep in 2005, urging everyone not to be sidetracked by the recently announced merger with Cincinnati-based Cinergy Corp.


"We need to keep our focus," said Fowler to an Open Forum audience in Houston on May 26. "We have made a lot of promises to Wall Street. We need to deliver our results."

Fowler referred to the company's first quarter earnings as a recent event that had been "lost in the news" by merger-related happenings.

"With no help from the weather in the Carolinas or Canada, we had a solid first quarter," he said. "Our 44 cents in basic ongoing earnings per share was a good start to the year."

Fowler said Duke Energy would continue looking for growth opportunities throughout 2005 as Field Services works on forming a Master Limited Partnership, Gas Transmission examines a similar arrangement with some Canadian assets and DEGT tracks new developments in the liquefied natural gas
(LNG) market.

However, Fowler admitted the merger announcement had generated plenty of questions in employees' minds. He repeated the 12-month time frame to close the merger and said the integration work would not begin for several months. The initial focus will be on filings for regulatory approvals.

Fowler said he felt the biggest aspect of the merger would be the boost it would give Duke Energy North America. With the addition of Cinergy's 5,000 megawatts of unregulated capacity in the Midwest, Fowler said DENA would be cash positive and profitable. Welcome news to DENA employees.

"It's stressful to work for a business unit that's losing money," he said. "You know that can't happen but for so long. This is a major step forward for DENA."

Growing the company's electric operations was another positive Fowler pointed to. The combined company would be among the five largest electric companies in the sector - a sector that Fowler still thinks is too fragmented. He said that by virtue of its size and scope, Duke Energy would be on the short list to examine any deal being considered in the industry.

"People would always come to us first," he said. "Our size would allow us to shape the future of the industry."

In addition to heading up gas operations at the merged company, Fowler said he will also lead the effort to examine separating the gas and electric portions of the business. He cautioned employees from jumping to conclusions, noting that no decision has been made.

"It's pretty complicated," he said. "The efficiencies we gained from the original Duke/PanEnergy merger would be lost. But are we under-valued as a combined company? That's what we'll be investigating."

The next Open Forum will be June 15 in Houston. Fowler will be the host.


Questions from the Meeting

Impact from Merger

Q: It appears the Cinergy merger would have the most strategic benefit and most impact for DENA. Is this assessment correct?

A: That is a fairly clear assessment. The big areas that will be impacted will be DENA, the regulated utility and the corporate office.


Canadian Trust

Q: Could you give us a little more details about the Canadian Trust you were talking about?

A: A Canadian Trust is basically a Canadian version of a Master Limited Partnership (MLP). It's been going on in Canada for about three or four years. Some of the assets we have put together in Canada fit that model very well. If we're going to continue to grow that business, the people we're competing against have these Canadian Trusts set up. To make ourselves competitive, we may have to go to that structure. That's what we are evaluating right now.

People Leaving DENA

Q: In DENA, there have been some leaders leaving the company. Have there been thoughts of grooming these individuals to keep them around?

A: We have put several special programs in place to keep people around. This is a business that's driven by intellectual capital. But the best thing we can do is to put this business into a good, solid business model. People are nervous about working in an organization that's losing money. They know that situation cannot continue. You can't make people stay where they don't feel they have a solid future. That's why we've had the urgency to get a solid business model. That's the only way we'll retain the kind of people we need.

Separating Gas & Electric

Q: Would you let us know your opinion and the timing on separating the gas and power companies?

A: I think the timing will be, at the earliest, after the closing of the merger. I know there is a lot of uncertainty out there. To me, it's way too early to be worried about that. This work is being driven by the need to increase shareholder value. That's really what the analysis is about. When we put Duke Power/PanEnergy together, it created a lot of synergies. If we separate, those synergies go away. But are two separate companies more valuable than the combined company? Again, that's one of the things that I'll be very focused on in the next year.

Sense of Urgency

Q: Does the recent PacifiCorp announcement by Warren Buffett validate Duke's vision and strategy? If so, does this create a greater sense of urgency on our part to speed up our timeline for additional acquisitions?

A: Yes. The electric utility industry is probably the most fragmented, highly capital-intensive business in the world. There are basically 100 utilities in the U.S. In Europe, it's about five or six. The industry is crying for consolidation. I think the PacifiCorp deal is a validation of our belief.


DENA Offices

Q: Has there been discussion about the offices for the merchant generation business. Is there any current thinking on this issue you can share?

A: There really isn't. We have not started that part of the integration process. I know when something gets announced, you want to get on with it. But let's not get out ahead of the process. There's no rush to get this integration process started. We've got plenty of time, and doing it too early can be a negative. We're working very hard on our filings. But as far as the rest of the integration, we haven't done that much work.

Growing the Gas Business

Q: There's a lot of discussion on growing the electrical end of the business. What are your thoughts about growing the gas transmission end of the business?

A: From the standpoint of organic growth, the gas transmission business is our most opportunity-rich area. That will be where the biggest amount of capital will be spent over the next three years. A lot of it is being driven by LNG activity. Over the next five years, we see LNG investment anywhere from $1.5 billion to $2 billion. On the Field Services side, as a result of the very high prices we see assets selling for in this frothy crude oil market, our focus is to optimize the existing asset base we have. On the pipeline side, we'd like to have a presence in the Rocky Mountains. That's a growth area where we have no presence. We'd also like to build off our western Canadian system. There are areas in the Northeast U.S. we would like to fill. Most of those assets are in the hands of players who covet them, but things change. We'll be ready if they do.

Field Services MLP

Q: I've got a question on Field Services. Is the intent to take all the business that is currently controlled in Denver and place it into a MLP?

A: No. The majority of the business at Field Services does not fit an MLP model because of volatility. The MLP model has to have assured cash flows. The MLP would be around gathering assets, storage assets, pipeline or fractionators. The MLP market is primarily a retail market because it can't be held by institutional investors. So the equity offering will be somewhat limited. Typically IPOs in those areas are somewhere in the $300 million range. We've seen some as high as $500 million range. We would probably make the decision to do that by late third quarter.

Questions from the Portal

Questions from the Portal will be available in the next report.


                                     * * *

                          Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke and Cinergy, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                        Participants in the Solicitation

         Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.